The Paragon Group of Companies PLC
St Catherine's Court Herbert Road
Solihull West Midlands B91 3QE
Tel 0121 712 2323 Fax 0121 711 1330
http://www.paragon-group.co.uk

U.S. Securities and Exchange Commission
Office of International Corporation Finance
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
USA

08000632

04 February 2008

SUPPL

Dear Ladies and Gentlemen

RE: Paragon Group of Companies PLC / SEC File No. 82-34991 Rule 12g3-2(b) Submission

This letter supplements our prior correspondence with respect to The Paragon Group of Companies PLC, a public limited company incorporated under the laws of England and Wales (the "Company").

Pursuant to Rule 12g3-2(b) (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed please find one copy of each of the documents listed on the enclosed covering schedules. These cover the relevant documents produced during the period 1st – 31st January 2008.

The Company is providing the enclosed information and documents in reliance upon (i) paragraph (b)(4) of the Rule to the effect that such information and documents are not deemed "filed" with the Commission or otherwise subject to the liabilities under Section 18 of the Act and (ii) paragraph (b)(5) of the Rule to the effect that the furnishing of such information and documents shall not constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

John G Gemmell
Group Company Secretary

Enc

finance for people

THE PARAGON GROUP OF COMPANIES PLC

Key:

"CA" means the Companies Act 1985 of Great Britain.

"DR" means the disclosure rules made by the FSA as competent authority under Part IV of the FSMA.

"LR" means the listing rules made by the FSA as competent authority under Part IV of the FSMA; on the implementation of the EU Prospectus Directive in the UK on 1 July, 2005 these listing rules were significantly amended.

"N/A" means that the stated information was reported for general disclosure purposes and not for any specific FSA or Companies Act requirement.

"PR" means the prospectus rules made by the FSA as competent authority under Part IV of the FSMA.

"DTR" means the Disclosure and Transparency Rules made by the FSA as competent authority under Part IV of the FSMA.

Document	**Date Distributed**	**Required Distribution Date**	**Source of Requirement**
1. Regulatory Announcement – Annual Report and Accounts	04 January 2008	04 January 2008	DTR4.1.3
2. Regulatory Announcement – Document Viewing	11 January 2008	11 January 2008	LR9.6.3
3. Regulatory Announcement – Rights Issue	11 January 2008	11 January 2008	LR9.6.1
4. Regulatory Announcement – Holding(s) in Company	15 January 2008	15 January 2008	LR9.6.7
5. Regulatory Announcement – Holding(s) in Company	15 January 2008	15 January 2008	LR9.6.7
6. Regulatory Announcement – Holding(s) in Company	15 January 2008	15 January 2008	LR9.6.7
7. Regulatory Announcement – Interim Management Statement	18 January 2008	18 January 2008	DTR4.3
8. Regulatory Announcement – Annual Information Update	23 January 2008	23 January 2008	PR5.2.1
9. Regulatory Announcement – Holding(s) in Company	25 January 2008	25 January 2008	LR9.6.7
10. Regulatory Announcement – Result of EGM	28 January 2008	28 January 2008	LR9.6.18

Document	Date Distributed	Required Distribution Date	Source of Requirement
11. Regulatory Announcement – Holding(s) in Company	29 January 2008	29 January 2008	LR9.6.7
12. Regulatory Announcement – Total Voting Rights	31 January 2008	31 January 2008	DTR 5.6.1
13. Regulatory Announcement – Director/PDMR Shareholding	31 January 2008	01 February 2008	DR3.1.2
14. Regulatory Announcement – Holding(s) in Company	31 January 2008	31 January 2008	LR9.6.7

Documents Filed with Companies House		Date Submitted	Required Filing Date	Source of Requirement
15.	Memorandum and Articles of Association	31 January 2008	31 January 2008	CA S.122
16.	Form 122 – Notice of consolidation, division, sub-division, redemption or cancellation of shares, or conversion, re-conversion of stock into shares	31 January 2008	31 January 2008	CA S.122
17.	Form 123 – Notice of increase in nominal capital	31 January 2008	31 January 2008	CA S.123
18.	Ordinary Resolutions passed at an extraordinary general meeting held on 28 January 2008	31 January 2008	31 January 2008	CA S.380
19.	Form 88(2) - Return of Allotment of Shares	31 January 2008	31 January 2008	CA S.88

Regu atory Announcement

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Free annual report

Compa ıy	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Annual Report and Accounts
Releasc d	16:14 04-Jan-08
Number	1447L

RNS Number:1447L
Paragcn Group Of Companies PLC
04 January 2008

2007 ANNUAL REPORT AND ACCOUNTS

Two copies of The Paragon Group of Companies PLC's annual report and accounts for the year ended 30 September 2007, Notice of Annual General Meeting and Form of Proxy have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
LONDON
E14 5HS

Telephone Number: 020 7066 1000

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Free annual report

Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Document Viewing
Released	16:37 11-Jan-08
Number	6419L

RNS Number:6419L
Paragon Group Of Companies PLC
11 January 2008

Documents available for inspection

Two copies of The Paragon Group of Companies PLC's Prospectus for the Proposed Share Consolidation and Rights Issue, Notice of Extraordinary General Meeting and Form of Proxy have been submitted to the UK Listing Authority and will be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
LONDON
E14 5HS

Telephone Number: 020 7066 1000

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Free annual report

Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Re: Rights issue
Released	07:01 11-Jan-08
Number	5699L

RNS Number:5699L
Paragon Group Of Companies PLC
11 January 2008

The Paragon Group of Companies PLC
11 January 2008

NOT FOR DISTRIBUTION OR TRANSMISSION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES, CANADA, JAPAN OR AUSTRALIA

THIS ANNOUNCEMENT IS AN ADVERTISEMENT AND NOT A PROSPECTUS AND INVESTORS SHOULD NOT SUBSCRIBE FOR OR PURCHASE ANY SHARES REFERRED TO IN THIS ANNOUNCEMENT EXCEPT ON THE BASIS OF INFORMATION TO BE CONTAINED IN THE PROSPECTUS TO BE PUBLISHED TODAY BY THE PARAGON GROUP OF COMPANIES PLC IN CONNECTION WITH THE PROPOSED RIGHTS ISSUE. COPIES OF THE PROSPECTUS WILL, FOLLOWING PUBLICATION, BE AVAILABLE FROM THE COMPANY'S REGISTERED OFFICE

THE PARAGON GROUP OF COMPANIES PLC

PROPOSED SHARE CONSOLIDATION

PROPOSED 25 FOR 1 RIGHTS ISSUE TO RAISE £287 MILLION

The Paragon Group of Companies PLC ("Paragon" or the "Company"), the UK specialist buy-to-let and consumer finance lender, today announces its proposed Share Consolidation and Rights Issue.

Highlights:

- Proposed 25 for 1 Rights Issue, post consolidation, fully underwritten by UBS to raise £287 million before expenses

- Proposed Share Consolidation on the basis of 1 new £1 share for 10 existing 10 pence shares

- Proceeds of Rights Issue, together with existing cash resources, will be used to repay in full the £280 million secured revolving credit facility ("Corporate Facility") by 27 February 2008, its maturity date

- Repayment of Corporate Facility removes this refinancing uncertainty

- High quality and profitable asset base fully match funded to maturity

- Company is continuing to seek additional warehouse and working capital financing to enable higher volumes of origination and lending activity

Commenting on today's announcement, Robert Dench, Chairman of Paragon said:

"The Rights Issue announced today provides Paragon with financial stability and secures the value inherent in the Group today for its Shareholders. The Board believes the Rights Issue will provide Paragon with a platform from which it can

pursue further funding, so the Company can return to writing significant volumes of profitable business when credit markets reopen. We are very grateful to our leading Shareholders for the support they have shown the Group and its management during the recent period of uncertainty and look forward to the future with confidence."

This summary should be read in conjunction with the full text of this announcement.

For further information, please contact:

The Paragon Group of Companies PLC
Nigel Terrington, Chief Executive
Nick Keen, Finance Director
Tel: +44 121 712 2024

UBS
Adrian Haxby
Neil Patel
Tel: +44 20 7567 8000

Fishburn Hedges
Morgan Bone
Tel: +44 20 7839 4321
Mobile: +44 7767 622 967

General

UBS Investment Bank, which is authorised and regulated in the UK by the FSA, is acting as financial advisor, sponsor, corporate broker and underwriter to the Company and no one else in connection with the Rights Issue and will not be responsible to anyone other than the Company for providing the protections afforded to clients of UBS Investment Bank or for providing advice in relation to the Rights Issue or for any other matters referred to in this announcement.

Apart from the responsibilities and liabilities, if any, which may be imposed on UBS Investment Bank by FSMA or the regulatory regime established thereunder, UBS Investment Bank accepts no responsibility whatsoever for the contents of this announcement or for any other statement made or purported to be made by it, or on its behalf, in connection with the Rights Issue. UBS Investment Bank accordingly disclaims all and any liability whether arising in tort, contract or otherwise (save as referred to above) which it might otherwise have in respect of such announcement or any such statement.

The distribution of this announcement into a jurisdiction other than the UK may be restricted by law and therefore persons into whose possession this announcement comes should inform themselves about and observe any such restrictions. Any failure to comply with any such restrictions may constitute a violation of the securities laws of any such jurisdiction.

A combined circular to Shareholders containing both the notice of the EGM and the prospectus relating to the Rights Issue (the "Prospectus") is expected to be dispatched today. The Prospectus gives further details of the Rights Issue and the Share Consolidation and contains a notice of an Extraordinary General Meeting of the Company, to be held at 10.00 a.m. on 28 January 2008 at UBS Limited, seventh floor, 1 Finsbury Avenue, London EC2M 2PP. The Prospectus gives further details of the New Ordinary Shares, the Nil Paid Rights and the Fully Paid Rights to be offered pursuant to the Rights Issue and the Company's business.

This announcement does not constitute or form part of any offer or invitation to sell or issue, or any solicitation of any offer to acquire, New Ordinary Shares, Provisional Allotment Letters, Nil Paid Rights, Fully Paid Rights and/or to take up any entitlements to Nil Paid Rights in any jurisdiction in which such an

offer or solicitation is unlawful.

The New Ordinary Shares, the Provisional Allotment Letters, the Nil Paid Rights and the Fully Paid Rights have not been and will not be registered under the Securities Act or under any relevant securities laws of any state or other jurisdiction of the US and may not be offered, sold, taken up, exercised, resold, renounced, transferred or delivered, directly or indirectly, within the US absent of registration under the Securities Act or an applicable exemption from the registration requirements of the Securities Act and in compliance with state securities laws. The New Ordinary Shares, the Provisional Allotment Letters, the Nil Paid Rights and the Fully Paid Rights have not been approved or disapproved by the SEC, any state securities commission in the US or any US regulatory authority, nor have any of the foregoing authorities passed upon or endorsed the merits of the offering of the New Ordinary Shares, the Provisional Allotment Letters, the Nil Paid Rights, the Fully Paid Rights or the accuracy or adequacy of the Prospectus. Any representation to the contrary is a criminal offence in the US. Offers of the New Ordinary Shares, the Provisional Allotment Letters, the Nil Paid Rights and the Fully Paid Rights are being made outside the US in offshore transactions within the meaning of and in accordance with Regulation S under the Securities Act.

In addition, none of the New Ordinary Shares, the Provisional Allotment Letters, the Nil Paid Rights or the Fully Paid Rights will qualify for distribution under any of the relevant securities laws of any of the Excluded Territories. Accordingly, the New Ordinary Shares, the Provisional Allotment Letters, the Nil Paid Rights and the Fully Paid Rights may not be offered, sold, taken up, exercised, resold, renounced, transferred or delivered, directly or indirectly, within any of the Excluded Territories.

This announcement contains forward-looking statements, which are based on the Board's current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. These forward-looking statements are subject to the risk factors described in the section of the Prospectus entitled "Risk Factors". It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a number of variables which could cause actual results or trends to differ materially. Each forward- looking statement speaks only as of the date of the particular statement. Except as required by the Listing Rules, the Disclosure and Transparency Rules, the Prospectus Rules, the London Stock Exchange or otherwise by law, the Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

No statement in this announcement is intended as a profit forecast.

Appendix I contains the expected timetable of principal events in respect of the Share Consolidation and Rights Issue.

Appendix II contains the definitions of certain terms used in this announcement.

NOT FOR DISTRIBUTION OR TRANSMISSION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES, CANADA, JAPAN OR AUSTRALIA

Introduction

The Company proposes to raise approximately £287 million (before expenses) by way of a Rights Issue underwritten by UBS in full. The Rights Issue will take place alongside a Share Consolidation under which the Existing Ordinary Shares are to be consolidated into £1 Ordinary Shares on a one for 10 basis. Pursuant to the Rights Issue the Directors propose to offer New Ordinary Shares at £1 per share to all Qualifying Shareholders on the basis of five New Ordinary Shares of

£1 each for every two Existing Ordinary Shares of 10 pence each that each Qualifying Shareholder holds at the close of business on the Rights Issue Record Date.

In effect, taking into account the Share Consolidation, the Rights Issue offer is being made on a 25 for one basis and at the Rights Issue Price of £1 per £1 New Ordinary Share.

In effect, this represents a 90.2 per cent. discount to the Closing Price of an Existing Ordinary Share of 102 pence on 10 January 2008. If a Qualifying Shareholder does not take up any of his entitlement to New Ordinary Shares, his proportionate shareholding will be diluted by 96.2 per cent. However, if a Qualifying Shareholder takes up his rights in full, he will, following the Share Consolidation and the Rights Issue being completed and subject to the treatment of fractions, have the same proportional voting rights and entitlements to distributions as he had on the Rights Issue Record Date.

The Share Consolidation and Rights Issue are conditional upon the Shareholders authorising the consolidation and increase in the Company's share capital and authorising the Directors to allot and issue the New Ordinary Shares. Such approval will be sought at the Extraordinary General Meeting to be held at 10.00 a.m. on 28 January 2008 at the offices of UBS Limited, seventh floor, 1 Finsbury Avenue, London EC2M 2PP.

A prospectus relating to the Rights Issue and convening an Extraordinary General Meeting to be held at 10.00 a.m. on 28 January 2008 to approve the Rights Issue and the Share Consolidation will be published today.

A request has been made to the UK Listing Authority and to the London Stock Exchange to reflect, on the Official List and the London Stock Exchange's main market for listed securities respectively, the redenomination of the Existing Ordinary Shares as £1 Ordinary Shares. In addition, application has been made to the UK Listing Authority for the New Ordinary Shares (nil and fully paid) to be admitted to the Official List and to the London Stock Exchange for the New Ordinary Shares (nil and fully paid) to be admitted to trading on the London Stock Exchange's main market for listed securities. It is expected that Admission will become effective and that dealing in the New Ordinary Shares will commence on the London Stock Exchange, nil paid, at 8:00 a.m. on 29 January 2008.

Background

Paragon relies on wholesale sources of funding for its lending businesses because it is not a deposit taking institution. The Group's business has been dependent upon three principal sources of funding: the wholesale ABS markets, interim warehouse funding and working capital provided by banks.

The Group has been one of the most active UK issuers of asset backed securities in the ABS markets. This has been the predominant source of the Group's funding over the past 16 years and the Group currently has approximately £10 billion of such securities outstanding issued by 15 Group companies, each of which is a special purpose vehicle company ("SPV"). The Group last issued securities into the ABS markets in an amount of £1.0 billion in July 2007. Since that time, credit market conditions globally have deteriorated considerably in the wake of the US sub-prime crisis and the Group has been unable to issue further securities into the ABS markets on commercially acceptable terms. Prior to accessing the ABS markets, the Group's policy is to fund new assets (including both mortgage loans and consumer finance) through subsidiaries which are SPVs. The SPVs raise the funding necessary for new advances by drawing on a facility (the "Warehouse Facility") which currently has a borrowing limit of £2.325 billion and is provided by a syndicate of banks (the "Warehouse Facility Banks"). As at 30 November 2007, there was £1.556 billion outstanding under this Warehouse Facility. Security has been granted to the Warehouse Facility Banks over the assets funded using the Warehouse Facility and over certain other Group

rights and assets.

It is expected that, from 29 February 2008, the Warehouse Facility will cease to be available to fund new advances, although in accordance with its terms, assets already funded at that date will remain funded to maturity. The Board expects the total amount outstanding under the Warehouse Facility to be approximately £1.9 billion at 29 February 2008. It has not been possible to agree with the Warehouse Facility Banks commercially acceptable terms for any extension of the availability period for new advances under the Warehouse Facility. However, it is expected that the Warehouse Facility will continue to fund the warehoused assets until such time as the ABS markets become accessible to the Group on commercially acceptable terms for the purpose of refinancing such assets.

In addition, the Group currently has the benefit of a secured revolving credit facility of up to £280 million (the "Corporate Facility") provided by a syndicate of banks (the "Corporate Facility Banks") to each of Paragon and Paragon Finance PLC ("PFPLC"). The Corporate Facility may be utilised for general corporate and working capital purposes. Security (the "Corporate Facility Security") has been granted to the Corporate Facility Banks over effectively all of the assets of the Group which are not otherwise secured in respect of the Warehouse Facility or the asset backed securities issued by the Group

The Corporate Facility matures and falls due for repayment on 27 February 2008.

Reasons for the Rights Issue and Use of Proceeds

In view of the potential funding uncertainty faced by the Group, the Company entered into the Standby Letter with UBS on 19 November 2007 in order to provide it with a fallback source of funding to repay the Corporate Facility on its maturity should it not prove possible to reach agreement prior to such maturity with the Corporate Facility Banks for its renewal or extension. Since November 2007 the Corporate Facility Banks have informed the Company that they will not renew or extend the Corporate Facility and require full repayment on or before 27 February 2008 in accordance with its terms. Consequently the Company has actively explored a range of possible alternatives. However, in view of the current conditions in the banking markets and the proximity of the repayment date of the Corporate Facility, it has not been possible to date to secure funding from alternative sources to replace the Corporate Facility.

In order, therefore, to be in a position to repay the Corporate Facility on its due date and as a result remove the risk of default under that facility, the Company is proposing the Rights Issue, which has been underwritten in full by UBS, to raise an amount before expenses of £287 million. The proceeds of the Rights Issue together with the existing cash resources of the Company will ensure the repayment of the Corporate Facility thereby protecting the shareholder value in the Group.

The Board believes that this shareholder value comprises four principal elements:

(i) the embedded value of the future income stream to be derived from the high quality portfolio of assets outstanding, which as at 30 November 2007 total some £11.3 billion. The effect of the Warehouse Facility and SPVs and the securities they have issued in the ABS markets is that all of these assets are fully funded to maturity;

(ii) the net assets of the Group, which reflect the capital deployed in support of the lending business, largely in the form of credit enhancement and other financial collateral held within the SPVs. Over time, with the amortisation of the asset portfolio, it is anticipated that this capital would be recycled to support further lending or, if not otherwise required by the Group, the Board would take steps to return the capital to Shareholders;

(iii) the goodwill of the Group represented by the contingent value of new business that the Group may be expected to originate in the future, based on its established reputation, customers, distribution network and its strong market share; and

(iv) the strategic value of the Group to third parties wishing to enter or increase their presence in the BTL market in the UK.

By subscribing to the Rights Issue and thereby enabling repayment of the Corporate Facility, Shareholders will be increasing the equity capital base and net assets of the Group and protecting the value of their existing investment in the Group. They will also be protecting the Group's ability to create further value in the future through additional new business. This is subject to the availability of further warehouse facilities and associated working capital facilities and the ability of the Group to access the ABS markets in due course on commercially acceptable terms, both of which are dependent upon the easing of credit markets generally once the current 'credit crunch' has passed. The Board continues actively to explore potential financing opportunities to enable the Group to further develop its business.

Current Trading, Prospects and Strategy

For the past 12 years the Group has pursued a strategy of careful growth in core markets which offer high quality assets, funded portfolio by portfolio to maturity through the ABS markets. This has produced consistent profit growth over the period and particularly in recent years in view of the strength of the BTL lending market in the UK.

The Group achieved record profits before tax in the year ended 30 September 2007, the majority of which were generated by the Group's BTL businesses, a sector which the Directors believe has strong credit defensive qualities and long-term growth prospects, reflecting an increased structural demand for rented property in the UK. Since 30 September 2007, the Group's business has continued to operate profitably in line with management's expectations.

The Board believes that, by virtue of its portfolio of high quality loan assets and its operational infrastructure, the Group is well placed to manage its portfolio of assets in the current market conditions. The Group has rigorously applied conservative credit approval criteria in its lending activities, including, for its BTL mortgage businesses, a normal maximum 85 per cent. loan to value ("LTV") limit and a normal minimum rent to interest cover of 125 per cent. The average indexed LTV ratio across the Group's BTL portfolio was 66.6 per cent. as at 30 September 2007, reflecting a significant degree of equity protection in its customers' portfolios. The credit performance of the Group's BTL portfolio has been exemplary, with a three months or over arrears rate of 0.18 per cent. of accounts across the portfolio as at 30 September 2007. Apart from the conservative lending criteria described above, this is due to the particular characteristics of the BTL lending market, including the ability of lenders to divert rental payments from tenants in the event of borrower default. As at 30 September 2007, only 441 out of the Group's total of 75,869 BTL mortgage accounts had indexed LTVs in excess of 90 per cent. (using the Nationwide Quarterly Index at September 2007). This represents an aggregate excess of £2.1 million above that level in the total BTL book of £9.95 billion and serves to illustrate the credit defensive policy of Paragon's BTL portfolio within PML and MTL.

All the Group's assets in its existing SPVs (which include those in the Warehouse Facility) are match funded to maturity. Assuming the Rights Issue is completed successfully, the Group has funding available for all other assets until at least 2017 at known coupons over LIBOR. This being so, the Board expects that the Group's existing portfolio of assets will continue to generate positive margins and cash flow for the remainder of the asset lives. This revenue will decline over time, however, as assets within the portfolio are redeemed.

The Board believes that the BTL lending market in the UK will continue to offer attractive opportunities and returns for lenders. This is supported by strong demographic factors and the continuing supply restrictions expected to affect the UK residential property sector generally. The Group has a well developed and experienced customer base which is well positioned to prosper in these conditions. The Board therefore intends to continue to pursue actively all prudent funding options open to it in the future to maintain and develop the Group's business for the benefit of Shareholders. It will also continue to explore possible strategic options for the enhancement of shareholder value.

If the Rights Issue proceeds, the Board will continue to seek appropriate additional working capital and warehouse financing to enable the Group to originate further new business in the future and to act as an originator of assets for third parties through the Group's network of brokers and other intermediaries, thus generating commission income rather than net interest margin as at present.

This will be in addition to any origination permitted within the existing funding arrangements, comprising a small volume of mortgage lending until 28 February 2008 as Paragon completes on outstanding mortgage offers. Beyond this date, new mortgage business is likely to be limited to further advances on existing mortgages financed by available redemption funds in the SPVs. Some new consumer finance lending will be possible using substitution capacity in existing financing vehicles. Furthermore, originations under any new warehouse facilities which may be arranged are likely to be at significantly lower volumes than recent levels. Ultimately, the Group's ability to grow in the future will be dictated by its ability to regain access to the ABS markets on commercially acceptable terms.

In these ways the Board will seek to maintain the Group's brands in the market pending a return to more normal credit market conditions, when the Group expects to be able to return to higher volumes of its own origination and lending activity.

In the meantime the Board will continue to manage the business within its available resources over time with a view to realising the embedded value inherent in the future net cash flow attributable to the assets and to release, for the Group's benefit, the capital supporting them in the form of credit enhancement and other collateralisation. In these circumstances, the £1.9 billion of mortgage assets expected to be contained in the Warehouse SPV on 29 February 2008 would be expected to generate a positive net interest margin over the remaining lives of those assets even after a step up in the cost of funding for the mortgage assets under that facility from the current rate of 0.225 per cent. over LIBOR to the higher rate of 0.675 per cent. over LIBOR. The remaining assets, totalling approximately £10 billion as at 30 November 2007, financed principally in the asset backed SPVs, are currently expected to continue to generate net interest margin consistent with the historic performance of those assets. The historic rate of redemption for the Group's BTL mortgage assets has been approximately 20 per cent. per annum on a fixed pool basis. At the same time the Group's business would be expected to continue to generate other income (e.g. fees and commissions) in line with historic performance, but declining over time as the absolute value of the asset base reduces. As a consequence of any such decline in the level of the Group's activity, the Board would take appropriate measures to reduce the Group's cost base.

If the Board concludes in due course that, as a result of continuing uncertainty in credit markets or otherwise, it is not in Shareholders' interests to continue to seek to develop the business further, it will take such steps as it considers appropriate to return to Shareholders the equity capital not otherwise required by the Group. This will be done through the orderly realisation of credit enhancement capital and other assets employed within the Group. As at 30 November 2007, the total of the Group's investments in the SPVs was £550.8 million, comprising £100.5 million in the Warehouse SPV and £450.3 million in

the other SPVs. Moreover, in the event that it is possible in due course to raise additional working capital finance on commercially acceptable terms, and to the extent that some or all of the capital raised through the Rights Issue is no longer required by the Group, the Board will seek to return any such surplus to Shareholders.

Market Backdrop

The BTL lending market in the UK has seen a period of unprecedented growth in recent years and was estimated by the Council of Mortgage Lenders to account for 10.0 per cent. of all mortgages outstanding by value as at 30 September 2007 (CML Research 19 November 2007). This has been driven by the attractive returns landlords have been able to obtain through a combination of rental yields and capital appreciation and by rising rental demand due, inter alia, to government housing policy, affordability constraints and the demographic trends in the UK with a growing student and immigrant population. The housing market in the UK is entering a period of uncertainty following a period of strong house price appreciation, rising interest rates and the more recent restrictions on market liquidity caused by the current adverse credit market conditions. In the Board's view, however, the long term prospects for the private rented sector in the UK remain sound given demographic demand factors and supply restrictions in the UK property market.

Details of the Share Consolidation

The Directors are proposing to consolidate the Company's existing share capital on the basis described below (the "Share Consolidation"). The purpose of the Share Consolidation, amongst other things, is that, following the Rights Issue, the number of shares in issue and the likely share price is appropriate for a company of Paragon's size in the UK market.

The effect of the Share Consolidation will be that Shareholders on the Company's register of members at the close of business on the 28 January 2008, will, on the implementation of the Share Consolidation, hold:

one £1 Ordinary Share for 10 Existing Ordinary Shares of 10 pence each

and in that proportion for any other number of Existing Ordinary Shares then held. The proportion of the issued ordinary share capital of the Company held by each Shareholder following the Share Consolidation will, save for fractional entitlements, remain unchanged. Apart from having a different nominal value, each £1 Ordinary Share will carry the same rights as set out in the Company's Articles of Association that currently attach to the Existing Ordinary Shares.

To effect the Share Consolidation it may be necessary to issue an additional number of Ordinary Shares of the Company so that the Company's issued share capital following the consolidation is rounded up to the nearest whole pound.

Any fractional entitlements arising on the Share Consolidation will be sold in the market on behalf of the Shareholder so entitled save that where the net proceeds are less than five pounds (£5) per entitled Shareholder then the net proceeds of such sale will be retained for the benefit of the Company.

A request will be made to the UKLA and to the London Stock Exchange to reflect, on the Official List and the London Stock Exchange's main market for listed securities respectively, the consolidation of the Existing Ordinary Shares into £1 Ordinary Shares.

New share certificates in respect of the £1 Ordinary Shares are expected to be posted at the risk of Shareholders by 5 February 2008 to those Shareholders who, at the Share Consolidation Record Date, hold their shares in certificated form. These will replace existing certificates which should then be destroyed. Pending the receipt of new certificates, transfers of £1 Ordinary Shares held in certificated form will be certified against the register of members of the

Company.

All Existing Ordinary Shares standing to the credit of CREST accounts will be consolidated into £1 Ordinary Shares at 8.00 a.m. on 29 January 2008.

Principal terms of the Rights Issue

Subject to the Resolutions being passed, the Directors propose to offer New Ordinary Shares at £1 per share by way of rights to all Qualifying Shareholders, payable in full on acceptance, on the following basis:

5 New Ordinary Shares of £1 each for every 2 Existing Ordinary Shares of 10 pence each

that each Qualifying Shareholder holds and has registered in that Shareholder's name at the close of business on the Rights Issue Record Date, and so in proportion to any other number of Existing Ordinary Shares each Qualifying Shareholder then holds.

In effect, the Rights Issue offer is being made on the following basis:

25 New Ordinary Shares of £1 each for every one Ordinary Share of £1 each

that a Qualifying Shareholder holds taking into account the Share Consolidation and at the Rights Issue Price of £1 per £1 New Ordinary Share.

In effect, this represents a 90.2 per cent. discount to the Closing Price of an Existing Ordinary Share of 102 pence on 10 January 2008. If a Qualifying Shareholder does not take up any of his entitlement to New Ordinary Shares, his proportionate shareholding will be diluted by 96.2 per cent. However, if a Qualifying Shareholder takes up his rights in full, he will, following the Share Consolidation and the Rights Issue being completed and subject to the treatment of fractions, have the same proportional voting rights and entitlements to distributions as he had on the Rights Issue Record Date.

New Ordinary Shares representing fractional entitlements will not be allotted to Qualifying Shareholders and, where necessary, entitlements to New Ordinary Shares will be rounded down to the nearest whole number. The New Ordinary Shares will, when issued and fully paid, rank pari passu in all respects with the £1 Ordinary Shares, including the right to all future dividends or other distributions made, paid or declared after the date of their issue.

The Nil Paid Rights or Fully Paid Rights represented by a Provisional Allotment Letter may be converted into uncertificated form, that is, deposited into CREST (whether such conversion arises as a result of a renunciation of those rights or otherwise). Similarly, Nil Paid Rights or Fully Paid Rights held in CREST may be converted into certificated form, that is, withdrawn from CREST.

The Company has arranged for the Rights Issue to be underwritten by UBS in order to provide certainty as to the amount of capital to be raised.

The Rights Issue is conditional, amongst other things, on:

(i) the passing at the Extraordinary General Meeting of the Resolutions;

(ii) Admission becoming effective by not later than 8.00 a.m. on 29 January 2008 (as the Dealing Day immediately after the date of the Extraordinary General Meeting) or such later time on 29 January 2008, as the Company and UBS may agree; and

(iii) the Underwriting Agreement otherwise becoming unconditional in all respects and not having been terminated in accordance with its terms prior to Admission.

Prior to Admission, UBS may terminate the Underwriting Agreement in certain circumstances which the Board considers to be remote. After Admission, however, the underwriting arrangements will not be subject to any right of termination (including in respect of any statutory withdrawal rights).

Application has been made to the UKLA for the New Ordinary Shares (nil and fully paid) to be admitted to the Official List and to the London Stock Exchange for the New Ordinary Shares (nil and fully paid) to be admitted to trading on the London Stock Exchange's main market for listed securities. It is expected that Admission will become effective and that dealings in the New Ordinary Shares will commence on the London Stock Exchange, nil paid, at 8.00 a.m. on 29 January 2008.

It is expected that dealings in the New Ordinary Shares, fully paid, will commence on the London Stock Exchange at 8.00 a.m. on 21 February 2008.

The Rights Issue is expected to result in the issue of 287,010,605 New Ordinary Shares (representing approximately 96.2 per cent. of the expected Enlarged Share Capital). The New Ordinary Shares will, when issued and fully paid, rank pari passu in all respects with, and will carry the same voting and dividend rights as, the Existing Ordinary Shares and, following the Share Consolidation, the £1 Ordinary Shares. The New Ordinary Shares are also capable of being held in certificated form.

Dividend Policy

In view of the current circumstances in which the Company finds itself, the Board has decided not to pay a final dividend in relation to the financial year ended 30 September 2007. The Board does not propose to pay any further dividends until the prospects for the Company are clarified. In the circumstances where the Rights Issue proceeds but the Group severely restricts the origination of new business, the Board would nevertheless expect the Group's portfolio of loan assets to generate significant cash flow over its remaining life. In these circumstances the Board would seek to distribute such cash to Shareholders to the extent it is available for distribution and is not otherwise needed in the business. If, in due course, the Group is able to materially increase its levels of loan origination by securing additional warehouse or other working capital facilities on commercially acceptable terms, the Board will reassess the dividend policy in the context of the profits it then expects to generate.

Overseas Shareholders

The offer by way of rights to Qualifying Shareholders who have no registered address within the UK (other than those with registered addresses in the US, any of the Excluded Territories or any other jurisdictions outside the UK in which it would be illegal to make an offer) will (provided the Resolutions are passed and the Rights Issue otherwise becomes unconditional) be made by the Company in the same manner in which the offer is made to Qualifying Shareholders with a registered address within the UK. In addition, in accordance with section 90(5) of the Act, the offer by way of rights to Qualifying Shareholders who have no registered address within the UK and who have not given the Company an address within the UK for the service of notices will (provided the Resolutions are passed and the Rights Issue otherwise becomes unconditional) be made by the Company publishing a notice in the London Gazette on the Business Day following the date on which the Provisional Allotment Letters are dispatched, stating where copies of the Prospectus and Provisional Allotment Letter may be inspected or, in certain circumstances, obtained on personal application, by or on behalf of such Qualifying Shareholders.

Qualifying Shareholders who have registered addresses in or who are resident in, or who are citizens of, countries other than the UK (including without limitation the US and any of the Excluded Territories) should consult their professional advisers as to whether they require any governmental or other consent or need to observe any other formalities to enable them to take up their

entitlements to the Rights Issue.

Extraordinary General Meeting

An Extraordinary General Meeting of the Company is to be held at the offices of UBS Limited, seventh floor, 1 Finsbury Avenue, London, EC2M 2PP on 28 January 2008 at 10.00 a.m. for the purposes of considering and, if thought fit, passing the Resolutions. The Resolutions to be proposed are seeking approval:

1. to effect the Share Consolidation, by consolidating, with effect from the close of business on 28 January 2008, all the authorised Existing Ordinary Shares (issued or unissued) in the capital of the Company into £1 Ordinary Shares on the basis of one £1 Ordinary Share for every ten Existing Ordinary Shares, each £1 Ordinary Share having the same rights as those currently attaching to an Existing Ordinary Share;

2. to increase the authorised share capital of the Company subject to and conditional on the Share Consolidation from £17,500,000 to £310,000,000 by the creation of 292,500,000 new £1 Ordinary Shares. This number of new £1 Ordinary Shares represents an increase of approximately 1,671 per cent. of the authorised share capital of the Company as at 10 January 2008. If this resolution is passed, and the Rights Issue proceeds, following completion of the Rights Issue there will be 10,840,071 authorised but unissued £1 Ordinary Shares assuming that, (i) 287,010,605 New Ordinary Shares are issued pursuant to the Rights Issue, and, (ii) no Existing Ordinary Shares of £1 Ordinary Shares are issued in the period from 10 January 2008 to the completion of the Rights Issue; and

3. subject to and conditional on the Share Consolidation, to authorise the Directors to exercise all of the powers of the Company to allot up to 293,663,469 £1 Ordinary Shares (which will represent 98.4 per cent. of the expected Enlarged Share Capital) being up to a maximum nominal amount of £293,663,469.

Each Resolution will be proposed as an ordinary resolution requiring a simple majority of votes in favour.

Effect of the Resolutions not being passed

If the Resolutions are not passed at the Extraordinary General Meeting, the Rights Issue will not proceed. In such circumstances, the Directors will take immediate action to seek to reopen discussions with the Corporate Facility Banks with a view to securing an extension or renewal of the Corporate Facility on commercially acceptable terms whilst simultaneously seeking to raise alternative sources of funding to enable Paragon and PFPLC to be in a position to repay the Corporate Facility on its repayment date in the event that any discussions with the Corporate Facility Banks are unsuccessful.

Given that recent negotiations with the Corporate Facility Banks have been unsuccessful, the Directors can offer no assurance as to whether the Corporate Facility Banks would agree to reopen any discussions, whether they would agree to any extension or renewal of the Corporate Facility or as to the terms on which any such extension or renewal may be granted. Neither can the Directors offer any assurance as to whether any alternative financing can be put in place to enable Paragon and PFPLC to be in a position to repay the Corporate Facility on its due date.

If the Directors were to be unsuccessful in securing any such extension or renewal from the Corporate Facility Banks or in securing sufficient alternative sources of funding, Paragon and PFPLC will be unable to repay the Corporate Facility on its current repayment date.

Following a failure to repay the Corporate Facility on the repayment date the security trustee in respect of the Corporate Facility Security and/or the Corporate Facility Banks would have a number of options available to it or them,

to be exercised by it or them in their sole discretion as to timing and/or manner including:

- to take proceedings against the Company and/or PFPLC for the recovery of all sums due under the Corporate Facility; and/or

- to enforce the Corporate Facility Security.

Any of these options would become immediately available following 27 February 2008, the due date for the Corporate Facility. However, the Directors believe that the most likely course of events would be for the security trustee to enforce the Corporate Facility Security and to seek to appoint an administrative receiver. The Directors can offer no assurance as to how soon after 27 February 2008 any such steps would be taken by the security trustee. Any realisation of the value of the assets constituting the Corporate Facility Security (which, as stated above, comprises all of the assets of the Group which are not otherwise secured in respect of the Warehouse Facility or the asset backed securities issued by the Group) would be applied in the first instance to repay the Corporate Facility and any other debts of the Company and funds would only become available to the Group in circumstances where a surplus was realised following repayment in full of the Corporate Facility and such other debt.

The Board considers that any of the actions described above would be extremely harmful to Shareholders' interests and there can be no certainty that in such circumstances there would be any value attributable to the Company's Ordinary Shares nor of when any such value might be realised.

Recommendation

The Board, which has received financial advice from UBS, believes that the Resolutions are in the best interests of the Company and its Shareholders as a whole. In providing advice to the Board, UBS has taken into account the commercial assessment of the Directors. Accordingly, the Board unanimously recommends that Shareholders vote in favour of each of the Resolutions to be proposed at the Extraordinary General Meeting, as those Directors who are Shareholders intend to do in respect of their own beneficial holdings of Existing Ordinary Shares of, in aggregate, 711,310 Ordinary Shares, representing approximately 0.62 per cent. of the issued share capital of the Company as at 10 January 2008. Those Directors who are Shareholders intend to subscribe under the Rights Issue for such number of New Ordinary Shares as represent in aggregate at least 73 per cent. of the rights attributable to their aggregate shareholdings in the Company.

For further information, please contact:

The Paragon Group of Companies PLC
Nigel Terrington, Chief Executive
Nick Keen, Finance Director
Tel: +44 121 712 2024

UBS
Adrian Haxby
Neil Patel
Tel: +44 20 7567 8000

Fishburn Hedges
Morgan Bone
Tel: +44 20 7839 4321
Mobile: +44 7767 622967

Appendix I

Expected Timetable of Principal Events in Respect of the Share Consolidation and Rights Issue

		2008
Announcement of the Rights Issue and publication of the Prospectus		11 January
Rights Issue Record Date	Close of business on	25 January
Latest time and date for receipt of Forms of Proxy	10.00 a.m. on	26 January
Extraordinary General Meeting	10.00 a.m.	28 January
Share Consolidation Record Date	Close of business on	28 January
Dispatch of Provisional Allotment Letters (to Qualifying non-CREST Shareholders only)		28 January
Admission	8.00 a.m. on	29 January
Dealings in £1 Ordinary Shares, Nil Paid Rights and Fully Paid Rights commence on the London Stock Exchange and £1 Ordinary Shares marked "ex"	8.00 a.m. on	29 January
Nil Paid Rights credited to stock accounts in CREST (Qualifying CREST Shareholders only)	as soon as practicable after 8.00 a.m. on	29 January
Nil Paid Rights and Fully Paid Rights enabled in CREST	as soon as practicable after 8.00 a.m. on	29 January
Date of dispatch of definitive share certificates for £1 Ordinary Shared held in certificated form	by	5 February
Recommended latest time for requesting withdrawal of Nil Paid Rights or Fully Paid Rights from CREST (i.e. if your Nil Paid Rights or Fully Paid Rights are in CREST and you wish to convert them into certificated form)	4.30 p.m. on	14 February
Recommended latest time and date for depositing renounced Provisional Allotment Letters, nil paid or fully paid, into CREST or for dematerialising Nil Paid Rights or Fully Paid Rights into a CREST stock account	3.00 p.m. on	15 February
Latest time and date for splitting Provisional Allotment Letters, nil paid or fully paid	3.00 p.m. on	18 February
Latest time and date for acceptance and payment in full and registration of renounced Provisional Allotment Letters	11.00 a.m. on	20 February
Dealings in New Ordinary Shares, fully paid, commence on the London Stock Exchange and New Ordinary Shares credited	8.00 a.m. on	21 February

to CREST stock accounts (uncertificated holders only)		
Date of dispatch of definitive share certificates for New Ordinary Shares in certificated form	by	26 February

(i) Each of the times and dated set out in the above timetable is subject to change by the Company, in which event details of the new times and dated will be notified to the UKLA and, where appropriate, to Shareholders.

(ii) References to times in this announcement are to London, UK time.

(iii) If you have any queries on the procedure for acceptance and payment or on the procedure for splitting Provisional Allotment Letters you should contact the Receiving Agent, Computershare Investor Services PLC, Corporate Actions Projects, Bristol BS99 6AH on 0870 707 1244 if calling from the UK or on +44 870 707 1244 if calling from outside the UK between 9.00 a.m. and 5.00 p.m. Monday to Friday. For legal reasons the Shareholder Helpline will not be able to provide advice on the merits of the Rights Issue or to provide financial, tax or investment advice.

Appendix II

Definitions

"£1 Ordinary Shares"	the Ordinary Shares following the Share Consolidation having taken effect
"ABS"	asset backed securities
"Act"	the Companies Act 1985, as amended
"Admission"	the admission of the New Ordinary Shares (nil paid) to the Official List and to trading on the market for listed securities of the London Stock Exchange becoming effective, and references to "Admission becoming effective" means its becoming effective in accordance with LR 3.2.7G of the Listing Rules and paragraph 2.1 of the Admission and Disclosure Standards published by the London Stock Exchange
"Articles"	the articles of association of the Company in force as at the date of this announcement
"Australia"	the Commonwealth of Australia, its territories and possessions
"the Board"	the board of directors of the Company as at the date of this announcement
"BTL"	buy-to-let
"Business Day"	any date (other than Saturday or Sunday or a bank holiday) on which banks are generally open in London for normal banking business
"Canada"	Canada, its provinces and territories and all the areas under its jurisdiction and political subsidiaries thereof
"certificated" or "certificated form"	not in uncertificated form
"Closing Price"	the closing, middle market quotation of an Existing Ordinary Share, as published in the Daily Official List
"Corporate Facility"	the secured revolving credit facility of the Company of up to £280 million
"Corporate Facility Banks"	the syndicate of banks providing the Corporate Facility
"Corporate Facility Security"	the security granted to the Corporate Facility Banks in respect of the payment obligations of the Group under the Corporate Facility
"CREST"	the relevant systems (as defined in the CREST

	Regulations) for paperless settlement of share transfers and the holding of shares in uncertificated form in respect of which Euroclear is the operator (as defined in the CREST Regulations)
"CREST Regulations"	the Uncertificated Securities Regulations 2001 (S.I.2001, No. 3755), as amended
"Daily Official List"	the daily official list of the London Stock Exchange
"Dealing Day"	any day on which the London Stock Exchange is open for business in the trading of securities admitted to the Official List
"the Directors"	the directors of the Company at the date of this announcement and "Director" means any one of them
"Disclosure and Transparency Rules"	the disclosure and transparency rules made under Part VI of FSMA (as set out in the FSA Handbook) as amended
"Enlarged Share Capital"	the issued share capital of the Company following completion of the Share Consolidation and the Rights Issue
"Excluded Territories"	Canada, Japan and Australia and any other jurisdiction where the extension or availability of the Rights Issue (and any other transaction contemplated thereby) would breach any applicable law
"Euroclear"	Euroclear UK & Ireland Limited, the operator of CREST
"Existing Ordinary Shares"	the Ordinary Shares of 10 pence each in the capital of the Company prior to the Share Consolidation becoming effective
"Extraordinary General Meeting" or "EGM"	the extraordinary general meeting of the Company convened for 10.00 a.m. on 28 January 2008
"Forms of Proxy"	the forms of proxy accompanying the Prospectus for use in connection with the Extraordinary General Meeting
"FSA"	the Financial Services Authority
"FSMA"	the Financial Services and Markets Act 2000, as amended
"Fully Paid Rights"	rights to acquire New Ordinary Shares, fully paid
"Group"	the Company and its subsidiaries from time to time
"Japan"	Japan, its cities, prefectures, territories and possessions
"LIBOR"	London InterBank Offered Rate
"Listing Rules"	the Listing Rules made by the UKLA for the purposes of Part VI of FSMA
"London Stock Exchange"	London Stock Exchange plc or its successor
"LTV"	loan to value
"New Ordinary Shares"	the new £1 Ordinary Shares to be issued by the Company in accordance with the Rights Issue, and "New Ordinary Share" means one of them
"Nil Paid Rights"	New Ordinary Shares in nil paid form provisionally allotted to Qualifying Shareholders pursuant to the Rights Issue
"Official List"	the list maintained by the UKLA pursuant to Part VI of FSMA
"Ordinary Shares"	ordinary shares of 10 pence each in the capital of the Company and, following the Share Consolidation, ordinary shares of £1 each in the capital of the Company
"Overseas Shareholders"	holders of Ordinary Shares with registered addresses outside the UK or who are citizens of,

	incorporated in, registered in or otherwise resident in, countries outside the UK
"Paragon" or "Company"	The Paragon Group of Companies PLC
"PFPLC"	Paragon Finance PLC
"Prospectus"	a combined circular to Shareholders containing both the notice of the Extraordinary General Meeting and the prospectus relating to the Rights Issue and Share Consolidation
"Prospectus Rules"	the rules made by the UKLA for the purposes of Part VI of FSMA
"Provisional Allotment Letter"	The renounceable provisional allotment letter to be issued to Qualifying non-CREST Shareholders by the Company in respect of the Nil Paid Rights pursuant to the Rights Issue
"Qualifying CREST Shareholders"	Qualifying Shareholders whose Ordinary Shares on the register of members of the Company at the close of business on the Rights Issue Record Date are in uncertificated form
"Qualifying non-CREST Shareholders"	Qualifying Shareholders who Ordinary Shares on the register of members of the Company at the close of business on the Rights Issue Record Date are in certificated form
"Qualifying Shareholders"	holders of Ordinary Shares on the register of members of the Company at the close of business on the Rights Issue Record Date
"Receiving Agent"	Computershare Investor Services PLC, Corporate Actions Projects, Bristol, BS99 6AH
"Resolutions"	the resolutions set out in the notice of the Extraordinary General Meeting
"Rights Issue"	the proposed issue by way of rights of New Ordinary Shares to Qualifying Shareholders
"Rights Issue Price"	£1.00 per New Ordinary Share
"Rights Issue Record Date"	the close of business on 25 January 2008
"SEC"	The US Securities and Exchange Commission
"Securities Act"	the United States Securities Act of 1933, as amended
"Share Consolidation"	the proposed consolidation of the Company's existing share capital
"Share Consolidation Record Date"	28 January 2008
"Shareholder"	a holder of Ordinary Shares
"SPV"	special purpose vehicle
"Standby Letter"	the standby agreement for equity financing entered into between the Company and UBS on 19 November 2007
"UBS" or "UBS Investment Bank"	UBS Limited of 1 Finsbury Avenue, London, EC2M 2PP
"UKLA" or UK Listing Authority"	the FSA acting in its capacity as the competent authority for the purposes of Part VI of FSMA and in exercise of its function in respect of the admission to the Official List otherwise than in accordance with Part VI of FSMA
"uncertificated" or "uncertificated form"	a share or other security recorded on the relevant register of the share or security concerned as being held in uncertificated form in CREST and title to which by virtue of the CREST Regulations, may be transferred by means of CREST
"Underwriting Agreement"	the agreement dated 11 January 2008 between the Company and UBS
"United Kingdom" or "UK"	the United Kingdom of Great Britain and Northern Ireland, its territories and dependencies
"United States" or "US"	the United States of America, its territories

	and possessions, any state of the United States of America and the District of Columbia
"Warehouse Facility"	the facility of the Company with a borrowing limit of £2.325 billion
"Warehouse Facility Banks"	the syndicate of banks providing the Warehouse Facility
"Warehouse Facility Security"	the security granted against the Warehouse Facility

CE080090053

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The company news service from the London Stock Exchange

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Holding(s) in Company
Released	16:33 15-Jan-08
Number	8415L

RNS Number:8415L
Paragon Group Of Companies PLC
15 January 2008

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
The Paragon Group of Companies PLC
....

2. Reason for the notification (please state Yes/No):

An acquisition or disposal of voting rights:
Yes
....
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:
No
....

An event changing the breakdown of voting rights:
No
....

Other (please specify) :
....

3. Full name of person(s) subject to the notification obligation (iii):
Deutsche Bank AG
....

4. Full name of shareholder(s) (if different from 3.) (iv):
....

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):
11/01/2008
....

6. Date on which issuer notified:
14/01/2008
....

7. Threshold(s) that is/are crossed or reached:
4%
....

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
GB0005140361	3,862,888	3,862,888

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
GB0005140361	5,214,170	5,214,170		4.54	

B: Financial Instruments
Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
5,214,170	4.54

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):
....

Proxy Voting:

10. Name of the proxy holder:
....

11. Number of voting rights proxy holder will cease to hold:
....

12. Date on which proxy holder will cease to hold voting rights:
....

13. Additional information:
....

14. Contact name:
John G. Gemmell
....

15. Contact telephone number:
0121 712 2075
....

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Holding(s) in Company
Released	16:25 15-Jan-08
Number	8387L

RNS Number:8387L
Paragon Group Of Companies PLC
15 January 2008

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
The Paragon Group of Companies PLC
....

2. Reason for the notification (please state Yes/No):

An acquisition or disposal of voting rights:
Yes
....
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:
No
....

An event changing the breakdown of voting rights:
No
....

Other (please specify) :
....

3. Full name of person(s) subject to the notification obligation (iii):
Aviva plc & its subsidiaries
....

4. Full name of shareholder(s) (if different from 3.) (iv):
Registered holder:

BNY Norwich Union Nominees Limited	245,461*
Chase GA Group Nominees Limited	536,158*
CUIM Nominee Limited	264,520*

* denotes direct interest

Chase Nominees Limited	5,590
CUIM Nominee Limited	99,489
Vidacos Nominees Limited	1,758,441

....

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):
11 January 2008
....

6. Date on which issuer notified:
14 January 2008
....

7. Threshold(s) that is/are crossed or reached:
5% to 2% change at Combined Interest level
....

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
Ordinary Shares GB0006140361	6,887,008	6,887,008

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
Ordinary Shares GB0006140361	1,046,139	1,046,139	1,863,520	0.91%	1.62%

B: Financial Instruments
Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A	N/A	N/A	N/A	N/A

Total (A+B)

Number of voting rights	% of voting rights
2,909,659	2.53%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):
See Section 4
....

Proxy Voting:

10. Name of the proxy holder:
See Section 4
....

11. Number of voting rights proxy holder will cease to hold:
....

12. Date on which proxy holder will cease to hold voting rights:
....

13. Additional information:
Figures are based on a total number of voting rights of 114,804,242.
....

14. Contact name:
John G. Gemmell
....

15. Contact telephone number:
0121 712 2075
....

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Holding(s) in Company
Released	16:17 15-Jan-08
Number	8375L

RNS Number:8375L
Paragon Group Of Companies PLC
15 January 2008

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
The Paragon Group of Companies PLC
....

2. Reason for the notification (please state Yes/No):

An acquisition or disposal of voting rights:
Yes
....
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:
No
....

An event changing the breakdown of voting rights:
No
....

Other (please specify) :
....

3. Full name of person(s) subject to the notification obligation (iii):
Standard Life Investments Limited
....

4. Full name of shareholder(s) (if different from 3.) (iv):
Vidacos Nominees
....

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):
11 January 2008
....

6. Date on which issuer notified:
14 January 2008
....

7. Threshold(s) that is/are crossed or reached:
9%
....

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
Ordinary Shares GB0006140361	10,250,544	10,250,544

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
		Direct (x)	Indirect (xi)	Direct	Indirect
Ordinary Shares GB0006140361	10,384,648	5,490,586	4,894,062	4.783%	4.263%

B: Financial Instruments
Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
10,384,648	9.046%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):
Standard Life Investments Limited
....

Proxy Voting:

10. Name of the proxy holder:

....

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:
....

14. Contact name:
John G. Gemmell
....

15. Contact telephone number:
0121 712 2075
....

This information is provided by RNS
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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Interim Management Statement
Released	07:00 18-Jan-08
Number	0420M

RNS Number:0420M
Paragon Group Of Companies PLC
18 January 2008

Under embargo until Stock Exchange announcement: 7am, Friday 18 January 2008

THE PARAGON GROUP OF COMPANIES PLC
("The Company")

Interim Management Statement

Introduction

On 11 January 2008, the Company announced a proposed fully underwritten £287 million rights issue (the "Rights Issue Announcement") to enable repayment of the Group's corporate loan facility, which falls due on 27 February 2008 (the "Corporate Facility"). The Rights Issue Announcement includes a description of the background to and reasons for the rights issue and the Group's current trading and prospects. Investors are asked to read that announcement for a more comprehensive explanation of material events and transactions that have taken place since 30 September 2007 (the end of the Group's last financial year), their impact on the financial position of the Group and a general description of the financial position and performance of the Group.

No information contained in this announcement conflicts with or is in addition to the information contained in the Rights Issue Announcement. This announcement should be read in conjunction with the Rights Issue Announcement.

Interim Management Statement

Since 30 September 2007, the Group's business has continued to operate profitably in line with management's expectations. Funding available under the Group's warehouse loan facility (the "Warehouse Facility") has enabled the Group to continue to lend during this period and as at 30 November 2007, the Group's portfolio of assets outstanding amounted in total to £11.3 billion.

Funding under the Warehouse Facility for new advances is, however, expected to cease to be available on 28 February 2008 although in accordance with its terms, assets already funded at that date will remain funded to maturity. It has not been possible to agree commercially acceptable terms for any extension of the availability period for new advances under the Warehouse Facility.

In order to be in a position to repay the Corporate Facility on its due date and as a result remove the risk of default under that facility, the Company is proposing a fully underwritten rights issue to raise an amount before expenses of £287 million. The proceeds of the rights issue together with the existing cash resources of the Company will ensure the repayment of the Corporate Facility thereby protecting the shareholder value in the Group.

If the rights issue proceeds, the Board will continue to seek appropriate

additional working capital and warehouse financing to enable the Group to originate further new business in the future and to act as an originator of assets for third parties through the Group's network of brokers and other intermediaries, thus generating commission income rather than net interest margin as at present.

This will be in addition to any origination permitted within the existing funding arrangements, comprising a small volume of mortgage lending until 28 February 2008 as Paragon completes on outstanding mortgage offers. Beyond this date, new mortgage business is likely to be limited to further advances on existing mortgages financed by available redemption funds in the Group's special purpose vehicle subsidiaries. Some new consumer finance lending will be possible using substitution capacity in existing financing vehicles. Furthermore, originations under any new warehouse facilities which may be arranged are likely to be at significantly lower volumes than recent levels.

Taking account of the rights issue proceeds and the terms of the Warehouse Facility, all of the Group's existing assets are fully funded to maturity. However, ultimately, the Group's ability to grow in the future will be dictated by its ability to regain access to the asset backed securitisation markets on commercially acceptable terms.

For further information, please contact:

Nigel Terrington 0121 712 2024
Chief Executive

Nicholas Keen 0121 712 2000
Finance Director

John Gemmell 0121 712 2075
Group Company Secretary

Deborah Bateman 0121 712 2025
Head of External Relations

END

Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Annual Information Update
Released	15:29 23-Jan-08
Number	4027M

RNS Number:4027M
Paragon Group Of Companies PLC
23 January 2008

THE PARAGON GROUP OF COMPANIES PLC

ANNUAL INFORMATION UPDATE

Pursuant to the requirements of Prospectus Rule 5.2, the following summarises, by title, the information that has been published or made available to the public by the Company throughout the twelve months ended 22 January 2008.

The Company uses the London Stock Exchange RNS service to make announcements to the market and these can be found on www.londonstockexchange.com. Copies of documents filed at Companies House can be obtained from Companies House or through Companies House Direct at www.direct.companieshouse.gov.uk. Copies of documents sent directly to shareholders can be obtained from The Company Secretary, The Paragon Group of Companies PLC, St Catherine's Court, Herbert Road, Solihull, West Midlands, B91 3QE.

Some of the information referred to below was provided at a specific date and may now be out of date.

Information published on RNS:

Date of Publication	Regulatory Headline
2 February 2007	Annual Information Update
5 February 2007	Transaction in Own Shares
8 February 2007	Result of AGM
8 February 2007	Directorate Change
9 February 2007	Transaction in Own Shares
12 February 2007	Holding(s) in Company
14 February 2007	Holding(s) in Company.
21 February 2007	Holding(s) in Company
22 February 2007	Transaction in Own Shares
26 February 2007	Transaction in Own Shares
27 February 2007	Holding(s) in Company
27 February 2007	Transaction in Own Shares
1 March 2007	Total Voting Rights
1 March 2007	Transaction in Own Shares
6 March 2007	Transaction in Own Shares
8 March 2007	Transaction in Own Shares
9 March 2007	Holding(s) in Company
12 March 2007	Blocklisting Interim Review
12 March 2007	Transaction in Own Shares

13 March 2007	Holding(s) in Company
13 March 2007	Transaction in Own Shares
14 March 2007	Transaction in Own Shares
15 March 2007	Transaction in Own Shares
16 March 2007	Holding(s) in Company
22 March 2007	Trading Statement
22 March 2007	Securitisation Issue
23 March 2007	Director/PDMR Shareholding
27 March 2007	Transaction in Own Shares
28 March 2007	Director/PDMR Shareholding
29 March 2007	Transaction in Own Shares
2 April 2007	Total Voting Rights
16 April 2007	Holding(s) in Company
17 April 2007	Blocklisting Interim Review
17 April 2007	Holding(s) in Company
11 May 2007	Holding(s) in Company
14 May 2007	Holding(s) in Company
22 May 2007	Interim Results
23 May 2007	Transaction in Own Shares
24 May 2007	Transaction in Own Shares
25 May 2007	Blocklisting Interim Review
30 May 2007	Transaction in Own Shares
31 May 2007	Holding(s) in Company
31 May 2007	Transaction in Own Shares
31 May 2007	Total Voting Rights
4 June 2007	Transaction in Own Shares
7 June 2007	Transaction in Own Shares
12 June 2007	Director/PDMR Shareholding
12 June 2007	Transaction in Own Shares
13 June 2007	Holding(s) in Company
13 June 2007	Transaction in Own Shares
14 June 2007	Director/PDMR Shareholding
14 June 2007	Director/PDMR Shareholding
18 June 2007	Transaction in Own Shares
19 June 2007	Transaction in Own Shares
22 June 2007	Transaction in Own Shares
2 July 2007	Total Voting Rights
3 July 2007	Holding(s) in Company
10 July 2007	Holding(s) in Company
10 July 2007	Transaction in Own Shares
11 July 2007	Transaction in Own Shares
19 July 2007	Securitisation Issue
23 July 2007	Transaction in Own Shares
25 July 2007	Transaction in Own Shares
27 July 2007	S&P Rating Upgrade
27 July 2007	Transaction in Own Shares
31 July 2007	Total Voting Rights
31 July 2007	Director/PDMR Shareholding
3 August 2007	Holding(s) in Company
3 August 2007	Transaction in Own Shares
7 August 2007	Transaction in Own Shares
9 August 2007	Transaction in Own Shares
10 August 2007	Transaction in Own Shares
14 August 2007	Transaction in Own Shares
21 August 2007	Additional Listing
29 August 2007	Holding(s) in Company
31 August 2007	Total Voting Rights
12 September 2007	Blocklisting Interim Review
14 September 2007	Statement re Northern Rock
18 September 2007	Trading Statement
18 September 2007	Holding(s) in Company
18 September 2007	Holding(s) in Company
19 September 2007	Holding(s) in Company
20 September 2007	Holding(s) in Company

20 September 2007	Holding(s) in Company
26 September 2007	Director/PDMR Shareholding
1 October 2007	Total Voting Rights
5 October 2007	Holding(s) in Company
8 October 2007	Holding(s) in Company
16 October 2007	Holding(s) in Company
17 October 2007	Blocklisting Interim Review
24 October 2007	Holding(s) in Company
25 October 2007	Holding(s) in Company
29 October 2007	Holding(s) in Company
5 November 2007	Holding(s) in Company
6 November 2007	Holding(s) in Company
6 November 2007	Holding(s) in Company
7 November 2007	Holding(s) in Company
7 November 2007	Holding(s) in Company
16 November 2007	Holding(s) in Company
19 November 2007	Holding(s) in Company
19 November 2007	Holding(s) in Company
20 November 2007	Final Results
20 November 2007	Holding(s) in Company
21 November 2007	Price Monitoring Extension
21 November 2007	Second Price Monitoring Extension
21 November 2007	Holding(s) in Company
22 November 2007	Holding(s) in Company
22 November 2007	Holding(s) in Company
26 November 2007	Holding(s) in Company
26 November 2007	Director/PDMR Shareholding
26 November 2007	Director/PDMR Shareholding
27 November 2007	Blocklisting Interim Review
27 November 2007	Director/PDMR Shareholding
29 November 2007	Holding(s) in Company
30 November 2007	Holding(s) in Company
30 November 2007	Holding(s) in Company
30 November 2007	Holding(s) in Company
12 December 2007	Holding(s) in Company
17 December 2007	Holding(s) in Company
19 December 2007	Holding(s) in Company
4 January 2008	Annual Report and Accounts
11 January 2008	Re: Rights Issue
11 January 2008	Document Viewing
15 January 2008	Holding(s) in Company
15 January 2008	Holding(s) in Company
15 January 2008	Holding(s) in Company
18 January 2008	Interim Management Statement

Documents filed at the Companies Registry:

Date of Filing	Document Type	Brief Description
2 February 2007	88(2)	Return of Allotment of Shares
15 February 2007	363s	Annual Return
16 February 2007	169(B)	Return by a public company purchasing its own shares for holding in treasury
21 February 2007	169(B)	Return by a public company purchasing its own shares for holding in treasury
21 February 2007	169(B)	Return by a public company purchasing its own shares for holding in treasury
21 February 2007	169(B)	Return by a public company purchasing its own shares for holding in treasury
21 February 2007	169(B)	Return by a public company purchasing its own shares for holding in treasury
21 February 2007	169(B)	Return by a public company purchasing

		its own shares for holding in treasury
21 February 2007	169(B)	Return by a public company purchasing its own shares for holding in treasury
22 February 2007	169(B)	Return by a public company purchasing its own shares for holding in treasury
22 February 2007	Accounts	Group Accounts 2006
22 February 2007	Resolutions	Resolutions passed at Annual General Meeting
28 February 2007	288b	Director Resigned
12 March 2007	169(B)	Return by a public company purchasing its own shares for holding in treasury
15 March 2007	288a	Director Appointed
20 March 2007	169(B)	Return by a public company purchasing its own shares for holding in treasury
22 March 2007	169(B)	Return by a public company purchasing its own shares for holding in treasury
26 March 2007	169(B)	Return by a public company purchasing its own shares for holding in treasury
26 March 2007	169(B)	Return by a public company purchasing its own shares for holding in treasury
29 March 2007	169(B)	Return by a public company purchasing its own shares for holding in treasury
30 March 2007	88(2)	Return of Allotment of Shares
4 April 2007	169(B)	Return by a public company purchasing its own shares for holding in treasury
4 April 2007	169(B)	Return by a public company purchasing its own shares for holding in treasury
5 April 2007	169(B)	Return by a public company purchasing its own shares for holding in treasury
17 April 2007	169(B)	Return by a public company purchasing its own shares for holding in treasury
17 April 2007	169(B)	Return by a public company purchasing its own shares for holding in treasury
25 April 2007	169(B)	Return by a public company purchasing its own shares for holding in treasury
9 May 2007	169(B)	Return by a public company purchasing its own shares for holding in treasury
21 June 2007	169(B)	Return by a public company purchasing its own shares for holding in treasury
26 June 2007	169(B)	Return by a public company purchasing its own shares for holding in treasury
2 July 2007	169(B)	Return by a public company purchasing its own shares for holding in treasury
2 July 2007	169(B)	Return by a public company purchasing its own shares for holding in treasury
2 July 2007	169(B)	Return by a public company purchasing its own shares for holding in treasury
5 July 2007	169(B)	Return by a public company purchasing its own shares for holding in treasury
11 July 2007	169(B)	Return by a public company purchasing its own shares for holding in treasury
11 July 2007	169(B)	Return by a public company purchasing its own shares for holding in treasury
12 July 2007	169(B)	Return by a public company purchasing its own shares for holding in treasury
16 July 2007	169(B)	Return by a public company purchasing its own shares for holding in treasury
18 July 2007	169(B)	Return by a public company purchasing its own shares for holding in treasury
7 August 2007	169(B)	Return by a public company purchasing its own shares for holding in treasury
14 August 2007	169(B)	Return by a public company purchasing its own shares for holding in treasury
14 August 2007	169(B)	Return by a public company purchasing

		its own shares for holding in treasury
14 August 2007	169(B)	Return by a public company purchasing its own shares for holding in treasury
15 August 2007	169(B)	Return by a public company purchasing its own shares for holding in treasury
24 August 2007	169(B)	Return by a public company purchasing its own shares for holding in treasury
29 August 2007	169(B)	Return by a public company purchasing its own shares for holding in treasury
29 August 2007	169(B)	Return by a public company purchasing its own shares for holding in treasury
29 August 2007	169(B)	Return by a public company purchasing its own shares for holding in treasury
6 September 2007	169(B)	Return by a public company purchasing its own shares for holding in treasury
21 September 2007	88(2)	Return of Allotment of Shares

Documents published and sent to shareholders:

Date of Publication	Document
2 July 2007	Interim Report 2007
4 January 2008	Annual Report and Accounts 2007
4 January 2008	Notice of Annual General Meeting
4 January 2008	Form of Proxy - Annual General Meeting
11 January 2008	Prospectus - Share Consolidation and Rights Issue
11 January 2008	Notice of Extraordinary General Meeting
11 January 2008	Form of Proxy - Extraordinary General Meeting

Enquiries:

John G Gemmell, Company Secretary
0121 712 2075

END

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Holding(s) in Company
Released	15:16 25-Jan-08
Number	5954M

RNS Number:5954M
Paragon Group Of Companies PLC
25 January 2008

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
The Paragon Group of Companies PLC
....

2. Reason for the notification (please state Yes/No):

An acquisition or disposal of voting rights:
Yes
....
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:
No
....

An event changing the breakdown of voting rights:
No
....

Other (please specify) :
....

3. Full name of person(s) subject to the notification obligation (iii):
Deutsche Bank AG
....

4. Full name of shareholder(s) (if different from 3.) (iv):
....

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):
23/01/2008
....

6. Date on which issuer notified:
24/01/2008
....

7. Threshold(s) that is/are crossed or reached:
4%
....

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
GB0005140361	5,214,170	5,214,170

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
GB0005140361	4,489,668	4,489,668		3.91	

B: Financial Instruments
Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
4,489,668	3.91

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):
....

Proxy Voting:

10. Name of the proxy holder:
....

11. Number of voting rights proxy holder will cease to hold:
....

12. Date on which proxy holder will cease to hold voting rights:
....

13. Additional information:
....

14. Contact name:
John G. Gemmell
....

15. Contact telephone number:
0121 712 2075
....

END

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Regulatory Announcement

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Result of EGM
Released	13:02 28-Jan-08
Number	6701M

RNS Number:6701M
Paragon Group Of Companies PLC
28 January 2008

The Paragon Group of Companies PLC

28 January 2008

NOT FOR DISTRIBUTION OR TRANSMISSION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES, CANADA, JAPAN OR AUSTRALIA

THE PARAGON GROUP OF COMPANIES PLC ("Paragon" or "the Company")

RESULTS OF EXTRAORDINARY GENERAL MEETING

RIGHTS ISSUE, SHARE CONSOLIDATION AND DISPATCH OF PROVISIONAL ALLOTMENT LETTERS

Paragon announces that at the Extraordinary General Meeting held today for the purposes of passing certain resolutions relating to the Share Consolidation and the Rights Issue announced on 11 January 2008, the resolutions which were put to the meeting were passed unanimously on a show of hands without amendment.

Accordingly the 1 for 10 Share Consolidation of the Company's Existing Ordinary Shares will take place at the close of business today, 28 January 2008.

Apart from the change in nominal value, the New Ordinary Shares arising on implementation of the Share Consolidation will have the same rights as the Existing Ordinary Shares, including voting, dividend and other rights.

The Rights Issue is conditional upon the New Ordinary Shares of the Company being admitted to the Official List and to trading on the main market for listed securities of the London Stock Exchange. Application has been made to the UKLA for the New Ordinary Shares (nil and fully paid) to be admitted to the Official List and to the London Stock Exchange for the New Ordinary Shares (nil and fully paid) to be admitted to trading on the London Stock Exchange's main market for listed securities. It is expected that admission will become effective and that dealing in the New Ordinary Shares will commence on the London Stock Exchange, nil paid, at 8.00 am on 29 January 2008.

Provisional Allotment Letters will today be posted to Qualifying Non-CREST Shareholders, save as stated in the Prospectus. It is expected that Nil Paid Rights will be credited to the stock accounts of Qualifying CREST Shareholders (other than, subject to certain exceptions, those Shareholders with registered addresses in the US or any of the Excluded Territories) on 29 January 2008. The Nil Paid Rights so credited are expected to be enabled for settlement by Euroclear as soon as practicable after Admission. The latest time and date for acceptance and payment in full under the Rights Issue is 11.00 a.m. on 20 February 2008.

Certified copies of the Resolutions passed at the meeting have been submitted to the UKLA, and will shortly be available for inspection at the UKLA's Document Viewing Facility, which is situated at:

Financial Services Authority

25 The North Colonnade

Canary Wharf

London

E14 5HS

Tel: 020 7066 1000

Terms used in the prospectus of the Company dated 11 January 2008 shall have the same meaning when used in this announcement, unless the context requires otherwise.

For further information, please contact:

The Paragon Group of Companies PLC
Nigel Terrington, Chief Executive
Nick Keen, Finance Director
Tel: +44 121 712 2024

UBS
Adrian Haxby
Neil Patel
Tel: +44 20 7567 8000

Fishburn Hedges
Morgan Bone
Andy Berry
Tel: +44 20 7839 4321

General

UBS Investment Bank, which is authorised and regulated in the UK by the FSA, is acting as financial advisor, sponsor, corporate broker and underwriter to the Company and no one else in connection with the Rights Issue and will not be responsible to anyone other than the Company for providing the protections afforded to clients of UBS Investment Bank or for providing advice in relation to the Rights Issue or for any other matters referred to in this announcement.

Apart from the responsibilities and liabilities, if any, which may be imposed on UBS Investment Bank by FSMA or the regulatory regime established thereunder, UBS Investment Bank accepts no responsibility whatsoever for the contents of this announcement or for any other statement made or purported to be made by it, or on its behalf, in connection with the Rights Issue. UBS Investment Bank accordingly disclaims all and any liability whether arising in tort, contract or otherwise (save as referred to above) which it might otherwise have in respect of such announcement or any such statement.

The distribution of this announcement into a jurisdiction other than the UK may be restricted by law and therefore persons into whose possession this announcement comes should inform themselves about and observe any such restrictions. Any failure to comply with any such restrictions may constitute a violation of the securities laws of any such jurisdiction.

This announcement does not constitute or form part of any offer or invitation to sell or issue, or any solicitation of any offer to acquire, New Ordinary Shares, Provisional Allotment Letters, Nil Paid Rights, Fully Paid Rights and/or to take

up any entitlements to Nil Paid Rights in any jurisdiction in which such an offer or solicitation is unlawful.

The New Ordinary Shares, the Provisional Allotment Letters, the Nil Paid Rights and the Fully Paid Rights have not been and will not be registered under the Securities Act or under any relevant securities laws of any state or other jurisdiction of the US and may not be offered, sold, taken up, exercised, resold, renounced, transferred or delivered, directly or indirectly, within the US absent of registration under the Securities Act or an applicable exemption from the registration requirements of the Securities Act and in compliance with state securities laws. The New Ordinary Shares, the Provisional Allotment Letters, the Nil Paid Rights and the Fully Paid Rights have not been approved or disapproved by the SEC, any state securities commission in the US or any US regulatory authority, nor have any of the foregoing authorities passed upon or endorsed the merits of the offering of the New Ordinary Shares, the Provisional Allotment Letters, the Nil Paid Rights, the Fully Paid Rights or the accuracy or adequacy of the Prospectus. Any representation to the contrary is a criminal offence in the US. Offers of the New Ordinary Shares, the Provisional Allotment Letters, the Nil Paid Rights and the Fully Paid Rights are being made outside the US in offshore transactions within the meaning of and in accordance with Regulation S under the Securities Act.

In addition, none of the New Ordinary Shares, the Provisional Allotment Letters, the Nil Paid Rights or the Fully Paid Rights will qualify for distribution under any of the relevant securities laws of any of the Excluded Territories. Accordingly, the New Ordinary Shares, the Provisional Allotment Letters, the Nil Paid Rights and the Fully Paid Rights may not be offered, sold, taken up, exercised, resold, renounced, transferred or delivered, directly or indirectly, within any of the Excluded Territories.

END.

CE080(90053

END

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Holding(s) in Company
Released	16:16 29-Jan-08
Number	8030M

RNS Number:8030M
Paragon Group Of Companies PLC
29 January 2008

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
The Paragon Group of Companies PLC
....

2. Reason for the notification (please state Yes/No):

An acquisition or disposal of voting rights:
Yes
....
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:
No
....

An event changing the breakdown of voting rights:
No
....

Other (please specify) :
....

3. Full name of person(s) subject to the notification obligation (iii):
Deutsche Bank AG
....

4. Full name of shareholder(s) (if different from 3.) (iv):
....

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):
25/01/2008
....

6. Date on which issuer notified:
28/01/2008
....

7. Threshold(s) that is/are crossed or reached:
4%
....

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
GB0006140361	4,489,668	4,489,668

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
GB0006140361	4,763,043	4,763,043		4.15	

B: Financial Instruments
Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
4,763,043	4.15

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):
....

Proxy Voting:

10. Name of the proxy holder:
....

11. Number of voting rights proxy holder will cease to hold:
....

12. Date on which proxy holder will cease to hold voting rights:
....

13. Additional information:
....

14. Contact name:
John G. Gemmell
....

15. Contact telephone number:
0121 712 2075
....

END

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Regulatory Announcement

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Total Voting Rights
Released	17:10 31-Jan-08
Number	0337N

RNS Number:0337N
Paragon Group Of Companies PLC
31 January 2008

VOTING RIGHTS AND CAPITAL

In conformity with the FSA's Disclosure and Transparency Rules we would like to notify the market of the following:

As at 31 January 2008, The Paragon Group of Companies PLC's capital consists of 12,149,325 ordinary shares of £1 each with voting rights. The Paragon Group of Companies PLC holds 668,900 ordinary shares of £1 each in Treasury.

Therefore, the total number of voting rights in The Paragon Group of Companies PLC is 11,480,425.

The above figure (11,480,425) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, The Paragon Group of Companies PLC under the FSA's Disclosure and Transparency Rules.

Enquiries:

John G Gemmell, Company Secretary
0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Director/PDMR Shareholding
Released	16:53 31-Jan-08
Number	0294N

RNS Number:0294N
Paragon Group Of Companies PLC
31 January 2008

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company
The Paragon Group of Companies PLC
....

2. Name of director
Robert Dench
....

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
Director personally
....

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
Robert Dench
....

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)
Director personally
....

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
Nil paid rights
....

7. Number of shares / amount of stock acquired
Nil paid rights to acquire 112,500 shares
....

8. Percentage of issued class

....

9. Number of shares/amount of stock disposed

....

10. Percentage of issued class

....

11. Class of security
Nil paid rights over Ordinary Shares of £1 each
....

12. Price per share

....

13. Date of transaction
28 January 2008
....

14. Date company informed
28 January 2008
....

15. Total holding following this notification

....

16. Total percentage holding of issued class following this notification

....

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

....

18. Period during which or date on which exercisable

....

19. Total amount paid (if any) for grant of the option

....

20. Description of shares or debentures involved: class, number

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

....

22. Total number of shares or debentures over which options held following this notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries
John G. Gemmell 0121 712 2075
....

25. Name and signature of authorised company official responsible for making this notification
John G. Gemmell
....

Date of Notification
31 January 2008
....

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company
The Paragon Group of Companies PLC
....

2. Name of director
Nigel Terrington
....

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
Director personally
....

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
Nigel Terrington
....

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)
Director personally
....

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
Nil paid rights
....

7. Number of shares / amount of stock acquired
Nil paid rights to acquire 575,667 shares
....

8. Percentage of issued class

....

9. Number of shares/amount of stock disposed

....

10. Percentage of issued class

....

11. Class of security
Nil paid rights over Ordinary Shares of £1 each
....

12. Price per share

....

13. Date of transaction
28 January 2008
....

14. Date company informed
28 January 2008
....

15. Total holding following this notification

....

16. Total percentage holding of issued class following this notification

....

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

....

18. Period during which or date on which exercisable

....

19. Total amount paid (if any) for grant of the option

....

20. Description of shares or debentures involved: class, number

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

....

22. Total number of shares or debentures over which options held following this notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries
John G. Gemmell 0121 712 2075
....

25. Name and signature of authorised company official responsible for making this notification
John G. Gemmell
....

Date of Notification
31 January 2008
....

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company
The Paragon Group of Companies PLC
....

2. Name of director
Nicholas Keen
....

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
Director personally
....

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
Nicholas Keen
....

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)
Director personally
....

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
Nil paid rights
....

7. Number of shares / amount of stock acquired
Nil paid rights to acquire 318,882 shares
....

8. Percentage of issued class

....

9. Number of shares/amount of stock disposed

....

10. Percentage of issued class

....

11. Class of security
Nil paid rights over Ordinary Shares of £1 each
....

12. Price per share

....

13. Date of transaction
28 January 2008
....

14. Date company informed
28 January 2008
....

15. Total holding following this notification

....

16. Total percentage holding of issued class following this notification

....

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

....

18. Period during which or date on which exercisable

....

19. Total amount paid (if any) for grant of the option

....

20. Description of shares or debentures involved: class, number

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

....

22. Total number of shares or debentures over which options held following this notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries
John G. Gemmell 0121 712 2075

....

25. Name and signature of authorised company official responsible for making this notification
John G. Gemmell

....

Date of Notification
31 January 2008

....

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company
The Paragon Group of Companies PLC

....

2. Name of director
John Heron

....

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
Director personally

....

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
John Heron

....

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)
Director personally

....

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
Nil paid rights

....

7. Number of shares / amount of stock acquired
Nil paid rights to acquire 201,015 shares

....

8. Percentage of issued class

....

9. Number of shares/amount of stock disposed

....

10. Percentage of issued class

....

11. Class of security
Nil paid rights over Ordinary Shares of £1 each

....

12. Price per share

....

13. Date of transaction
28 January 2008

....

14. Date company informed
28 January 2008

....

15. Total holding following this notification

....

16. Total percentage holding of issued class following this notification

....

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

....

18. Period during which or date on which exercisable

....

19. Total amount paid (if any) for grant of the option

....

20. Description of shares or debentures involved: class, number

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

....

22. Total number of shares or debentures over which options held following this notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries

John G. Gemmell 0121 712 2075

....

25. Name and signature of authorised company official responsible for making this notification

John G. Gemmell

....

Date of Notification

31 January 2008

....

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

The Paragon Group of Companies PLC

....

2. Name of director

Pawan Pandya

....

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director personally

....

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Pawan Pandya

....

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Director personally

....

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Nil paid rights

....

7. Number of shares / amount of stock acquired

Nil paid rights to acquire 470,210 shares

....

8. Percentage of issued class

....

9. Number of shares/amount of stock disposed

....

10. Percentage of issued class

....

11. Class of security
Nil paid rights over Ordinary Shares of £1 each
....

12. Price per share

....

13. Date of transaction
28 January 2008
....

14. Date company informed
28 January 2008
....

15. Total holding following this notification

....

16. Total percentage holding of issued class following this notification

....

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

....

18. Period during which or date on which exercisable

....

19. Total amount paid (if any) for grant of the option

....

20. Description of shares or debentures involved: class, number

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

....

22. Total number of shares or debentures over which options held following this notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries
John G. Gemmell 0121 712 2075

....

25. Name and signature of authorised company official responsible for making this notification
John G. Gemmell

....

Date of Notification
31 January 2008

....

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company
The Paragon Group of Companies PLC

....

2. Name of director
Christopher Newell

....

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
Director personally

....

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
Christopher Newell

....

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)
Director personally

....

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
Nil paid rights

....

7. Number of shares / amount of stock acquired
Nil paid rights to acquire 75,000 shares

....

8. Percentage of issued class

....

9. Number of shares/amount of stock disposed

....

10. Percentage of issued class

....

11. Class of security
Nil paid rights over Ordinary Shares of £1 each
....

12. Price per share

....

13. Date of transaction
28 January 2008
....

14. Date company informed
28 January 2008
....

15. Total holding following this notification

....

16. Total percentage holding of issued class following this notification

....

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

....

18. Period during which or date on which exercisable

....

19. Total amount paid (if any) for grant of the option

....

20. Description of shares or debentures involved: class, number

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

....

22. Total number of shares or debentures over which options held following this notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries
John G Gemmell 0121 712 2075
....

25. Name and signature of authorised company official responsible for making this notification
John G. Gemmell
....

Date of Notification
31 January 2008
....

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company
The Paragon Group of Companies PLC
....

2. Name of director
David Beever
....

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
Director personally
....

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
David Beever
....

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)
Director personally
....

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
Nil paid rights
....

7. Number of shares / amount of stock acquired
Nil paid rights to acquire 25,000 shares
....

8. Percentage of issued class

....

9. Number of shares/amount of stock disposed

....

10. Percentage of issued class

....

11. Class of security
Nil paid rights over Ordinary Shares of £1 each
....

12. Price per share

....

13. Date of transaction
28 January 2008
....

14. Date company informed
28 January 2008
....

15. Total holding following this notification

....

16. Total percentage holding of issued class following this notification

....

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

....

18. Period during which or date on which exercisable

....

19. Total amount paid (if any) for grant of the option

....

20. Description of shares or debentures involved: class, number

....

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

....

22. Total number of shares or debentures over which options held following this notification

....

23. Any additional information

....

24. Name of contact and telephone number for queries
John G. Gemmell 0121 712 2075

....

25. Name and signature of authorised company official responsible for making this notification
John G. Gemmell

....

Date of Notification
31 January 2008

....

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

Regulatory Announcement

Go to market news section

Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Holding(s) in Company
Released	16:16 31-Jan-08
Number	0198N

RNS Number:0198N
Paragon Group Of Companies PLC
31 January 2008

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
The Paragon Group of Companies PLC
....

2. Reason for the notification (please state Yes/No):

An acquisition or disposal of voting rights:
Yes
....
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:
No
....

An event changing the breakdown of voting rights:
No
....

Other (please specify) :
....

3. Full name of person(s) subject to the notification obligation (iii):
Deutsche Bank AG
....

4. Full name of shareholder(s) (if different from 3.) (iv):
....

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):
28/01/2008
....

6. Date on which issuer notified:
30/01/2008
....

7. Threshold(s) that is/are crossed or reached:
4% and 3%
....

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
GB0006140361	4,763,043	4,763,043

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
GB0006140361	Below 3%	Below 3%		Below 3%	

B: Financial Instruments
Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
Below 3%	Below 3%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):
....

Proxy Voting:

10. Name of the proxy holder:
....

11. Number of voting rights proxy holder will cease to hold:
....

12. Date on which proxy holder will cease to hold voting rights:
....

13. Additional information:
....

14. Contact name:
John G. Gemmell
....

15. Contact telephone number:
0121 712 2075
....

END

Close

THE PARAGON GROUP OF COMPANIES PLC

MEMORANDUM

AND

ARTICLES OF ASSOCIATION

Slaughter and May
35 Basinghall Street
London EC2V 5DB
(CRS)

Company Number: 2336032

THE COMPANIES ACT 1985

PUBLIC COMPANY
LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION
OF THE PARAGON GROUP OF COMPANIES PLC[1]

1. The Company's name is "The Paragon Group of Companies PLC."[1]

2. The Company is to be a public company.

3 The Company's registered office is to be situated in England and Wales.

4. The objects for which the Company is established are:-

(A) To acquire the whole of the issued share capital of The National Home Loans Corporation plc.

(B) To carry on the business of a holding company in all its branches, and to acquire by purchase, lease, concession, grant, licence or otherwise such businesses, options, rights, privileges, lands, buildings, leases, underleases, stocks, shares, debentures, debenture stock, bonds, obligations, securities, reversionary interests, annuities, policies of assurance and other property and rights and interests in property as the Company shall deem fit and generally to hold, manage, develop, lease, sell or dispose of the same; and to vary any of the investments of the Company, to act as trustees of any deeds constituting or securing any debentures, debenture stock or other securities or obligations; to enter into, assist, or participate in financial, commercial, mercantile, industrial and other transactions, undertakings and businesses of every description, and to establish, carry on, develop and extend the same or sell, dispose of or otherwise turn the same to account, and to co-ordinate the policy and administration of any companies of which the Company is a member or which are in any manner controlled by, or connected with the Company, and to carry on all or any of the businesses of capitalists, trustees, financiers, financial agents, company promoters, bill discounters, insurance brokers and agents, mortgage brokers, rent and debt collectors, stock and share brokers and dealers and commission and general agents, merchants and traders; and to manufacture, buy, sell, maintain, repair and deal in plant, machinery, tools, articles and things of all kinds capable of being used for the

[1] Name changed from Giltfind Public Limited Company to National Home Loans Holdings PLC pursuant to a special resolution of the Company dated 2nd February, 1989 and then from National Home Loans Holdings PLC to The Paragon Group of Companies PLC by a special resolution of the Company dated 28 February, 1997

purpose of the above-mentioned businesses or any of them, or likely to be required by customers of or persons having dealings with the Company.

(C) To carry out such operations and to manufacture or deal with such goods and to purchase or otherwise acquire, take options over, construct, lease, hold, manage, maintain, alter, develop, exchange or deal with such property, rights or privileges (including the whole or part of the business, property or liabilities of any other person or company) as may seem to the Board of Directors directly or indirectly to advance the interests of the Company.

(D) To carry on any other trade or business whatever which in the opinion of the Board of Directors, can be advantageously carried on in connection with or ancillary to any of the above mentioned businesses or is calculated directly or indirectly to enhance the value of or render profitable any of the property or rights of the Company.

(E) To enter into such commercial or other transactions in connection with any trade or business of the Company as may seem desirable to the Board of Directors for the purpose of the Company's affairs.

(F) To apply for, purchase or otherwise acquire, protect, maintain and renew any patents, patent rights, trade marks, designs, licences and other intellectual property rights of all kinds or any secret or other information as to any invention and to use, exercise, develop or grant licences in respect of, or otherwise turn to account the property, rights or information so acquired and to experiment with any such rights which the Company may propose to acquire.

(G) To Invest and deal with the moneys of the Company not immediately required in any manner and hold and deal with any investment so made.

(H) To pay or to provide or to make such arrangements for providing such gratuities, pensions, benefits, share option and acquisition schemes, loans and other matters and to establish, support, subsidise and subscribe to any institutions, associations, clubs, schemes, funds or trusts (whether to or for the benefit of present or past directors or employees of the Company or its predecessors in business or of any company which is a subsidiary company of the Company or is allied to or associated with the Company or which any such subsidiary company or to or for the benefit of persons who are or were related to or connected with or dependants of any such directors or employees) as may seem to the Board of Directors directly or indirectly to advance the interests of the Company.

(I) To draw, make, accept, indorse, discount, negotiate, execute and issue promissory notes, bills of exchange, bills of lading, warrants, debentures and other negotiable and transferable instruments.

(J) To act as agents, brokers or trustees, and to enter into such arrangements (whether by way of amalgamation, partnership, profit sharing, union of interests, co-operation, joint venture or otherwise) with other persons or companies as may seem to the Board of Directors to advance the interests of the Company and to vest any property of the Company in any person or company on behalf of the Company and with or without any declaration of trust in favour of the Company.

(K) To apply for, promote and obtain any Act of Parliament, Charter, privilege, concession, licence or authorisation of any government, state or municipality, or any other department or authority, or enter into arrangements with any such body, for enabling the Company to carry any of its objects into effect or for extending any of the powers of the Company or for any other purpose which may seem to the Board of Directors to be expedient, and to oppose any proceedings or applications which may seem calculated directly or indirectly to prejudice the interests of the Company.

(L) To sell, lease, dispose of, grant rights over or otherwise deal with the undertaking, property or assets of the Company or any part thereof on such terms as the Board of Directors may decide, and to distribute any property or assets of the Company of whatever kind in specie among the members of the Company.

(M) To pay for any rights or property acquired by the Company and to remunerate any person or company, whether by cash payment or by the allotment of shares, debentures or other securities of the Company credited as paid up in full or in part, or by any other method the Board of Directors think fit.

(N) To establish or promote companies and to place or guarantee the placing of, underwrite, subscribe for or otherwise acquire, hold, dispose of and deal with, and guarantee the payment of interest, dividends and capital on, all or any of the shares, debentures, debenture stock or other securities or obligations of any company or association and to pay or provide for brokerage, commission and underwriting in respect of any such issue upon such terms as the Board of Directors way decide.

(O) To co-ordinate, finance and manage all or any part of the operations of any company which is a subsidiary company of or otherwise under the control of the Company and generally to carry on the business of a holding company.

(P) To carry on through any subsidiary or associated company any activities which the Company is authorised to carry on and to make any arrangements whatsoever with such company (including any arrangements for taking the profits or bearing the losses of any such activities) as the Board of Directors of the Company may think fit.

(Q) To raise or borrow money in such manner as the Board of Directors may think fit and to receive deposits and to mortgage, charge, pledge or give liens or

other security over the whole or any part of the Company's undertaking, property and assets (whether present or future), including its uncalled capital, for such purposes and in such circumstances and upon such terms and conditions as the Board of Directors may think fit.

(R) To lend or advance money and to give credit and to enter (whether gratuitously or otherwise) into guarantees or indemnities of all kinds, and whether secured or unsecured, whether in respect of its own obligations or those of some other person or company in such circumstances and upon such terms and conditions as the Board of Directors may think fit.

(S) To pay or agree to pay all or any of the promotion, formation and registration expenses of the Company.

(T) To contribute to or support any public, general, political, charitable, benevolent or useful object, which it may seem to the Board of Directors to be in the interests of the Company or its members to contribute to or support.

(U) To do all or any of the above things in any part of the world whether as principals or agents or trustees or otherwise and either alone or jointly with others and either by or through agents, sub-contractors, trustees or otherwise.

(V) To do all such other things as way be considered by the Board of Directors to further the interests of the Company or to be incidental or conducive to the attainment of the above objects or any of them.

And it is hereby declared that (a) the objects set forth in each sub-clause of this clause shall not be restrictively construed but the widest interpretation shall be given thereto, and (b) the word "company" in this clause, except where used in reference to the Company, shall be deemed to include any partnership or other body of persons, whether corporate or unincorporate and whether domiciled in the United Kingdom or elsewhere, and (c) except where the context expressly so requires, none of the several paragraphs of this clause, or the objects therein specified, or the powers thereby conferred shall be limited by, or be deemed merely subsidiary or auxiliary to, any other paragraph of this clause, or the objects in such other paragraph specified, or the powers thereby conferred.

5. The Liability of the Members is limited.

6. The Company's share capital is £310,000,000 divided into 310,000,000 Ordinary Shares of £1 each.[2]

---

[2] Changed pursuant to an Order of the High Court reducing the capital of the Company from £122,609,142.40 to £12,500,000 divided into £125,000,000 shares of 10 pence dated 15th March, 1995, pursuant to an ordinary resolution of the Company dated 31st March, 1998, pursuant to an ordinary resolution of the Company dated 17th February, 2000 and pursuant to two ordinary resolutions of the Company dated 28 January 2008.

WE, the subscribers to this Memorandum of Association, wish to be formed into a Company pursuant to this Memorandum; and we agree to take the number of shares shown opposite our respective names.

Names and addresses of Subscribers	Number of shares taken by each Subscriber
1. Instant Companies Limited, 2, Baches Street, London. N1 6UB	One
2. Swift Incorporations Limited, 2, Baches Street, London. N1 6UB	One
Total shares taken:	Two

Dated this 4th day of December, 1988.

Witness to the above Signatures:- Terry Jayne,
2, Baches Street,
London. N1 6UB

CB091460003_14.doc

G

COMPANIES FORM No. 122

122

Notice of consolidation, division, sub-division, redemption or cancellation of shares, or conversion, re-conversion of stock into shares

CHFP025

Please do not write in this margin

Pursuant to section 122 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 2336032

Name of company

* insert full name of company

* THE PARAGON GROUP OF COMPANIES PLC (THE "**COMPANY**")

gives notice that:

ON 28 JANUARY 2008, THE 121,493,250 ISSUED ORDINARY SHARES OF 10 PENCE EACH IN THE CAPITAL OF THE COMPANY WERE CONSOLIDATED INTO 12,149,325 ORDINARY SHARES OF £1 EACH

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Secretary Date 30 January 2008

Presenter's name address and reference (if any):
Slaughter and May
One Bunhill Row,
London
EC1Y 8YY

PMO/GXP/RWD

For official Use (02/06)

General Section

Post room

Notes

The address for companies registered in England and Wales or Wales is :-

The Registrar of Companies
Companies House
Crown Way
Cardiff
CF14 3UZ

DX 33050 Cardiff

or, for companies registered in Scotland :-

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh
EH1 2EB

DX 235 Edinburgh or LP - 4 Edinburgh 2

G

COMPANIES FORM No. 123

Notice of increase in nominal capital

123

CHFP025

Please do not write in this margin

Pursuant to section 123 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 2336032

Name of company

* insert full name of company

* THE PARAGON GROUP OF COMPANIES PLC (THE "**COMPANY**")

gives notice in accordance with section 123 of the above Act that by resolution of the company dated 28 JANUARY 2008 the nominal capital of the company has been increased by £ 292,500,000.00 beyond the registered capital of £ 17,500,000.00 .

† the copy must be printed or in some other form approved by the registrar

A copy of the resolution authorising the increase is attached. †

The conditions (eg. voting rights, dividend rights, winding-up rights etc.) subject to which the new shares have been or are to be issued are as follows :

THE SAME RIGHTS AS APPLY TO THE EXISTING ORDINARY SHARES OF £1 EACH IN THE COMPANY

Please tick here if continued overleaf ☐

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Secretary Date 30 January 2008

Presenter's name address and reference (if any) :
Slaughter and May
One Bunhill Row,
London
EC1Y 8YY

PMO/GXP/RWD

For official Use (02/06)
General Section | Post room

Notes

The address for companies registered in England and Wales or Wales is :-

The Registrar of Companies
Companies House
Crown Way
Cardiff
CF14 3UZ

DX 33050 Cardiff

or, for companies registered in Scotland :-

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh
EH1 2EB

DX 235 Edinburgh or LP - 4 Edinburgh 2

THE PARAGON GROUP OF COMPANIES PLC

(Registered in England and Wales under number 2336032)

The following resolutions were passed at an extraordinary general meeting of The Paragon Group of Companies PLC (the "**Company**") held on 28 January 2008 at 10.00 a.m.

Ordinary Resolutions

1 **THAT**, with effect from the close of business on 28 January 2008:

(a) all the ordinary shares of 10 pence each in the capital of the Company ("**10 Pence Ordinary Shares**") then in issue be consolidated into ordinary shares of £1 each in the capital of the Company (the "**£1 Ordinary Shares**") on the basis of ten 10 Pence Ordinary Shares being consolidated into one £1 Ordinary Share for, each £1 Ordinary Share having the same rights as the 10 Pence Ordinary Shares provided that, where such consolidation results in any member being entitled to a fraction of a £1 Ordinary Share, such fraction shall, so far as possible, be aggregated with the fractions of a £1 Ordinary Share to which other members of the Company may be entitled and the directors of the Company be and are hereby authorised to sell (or appoint any other person to sell to any person), on behalf of the relevant members, all the £1 Ordinary Shares representing such fractions at the best price reasonably obtainable to any person, and to distribute the proceeds of sale (net of expenses) in due proportion among the relevant members entitled thereto (save that any fraction of a penny which would otherwise be payable shall be rounded up or down in accordance with the usual practice of the registrar of the Company and save that, the Company may retain the net proceeds of sale of such £1 Ordinary Shares representing such fractions where the individual amount of proceeds to which any member is entitled is less than five pounds (£5)) and that any director of the Company (or any person appointed by the directors of the Company) shall be and is hereby authorised to execute an instrument of transfer in respect of such shares on behalf of the relevant members and to do all acts and things the directors consider necessary or expedient to effect the transfer of such shares to, or in accordance with the directions of, any buyer of any such shares; and

(b) all authorised but unissued 10 Pence Ordinary Shares shall be consolidated into £1 Ordinary Shares, provided that where such consolidation would otherwise result in a fraction of a £1 Ordinary Share, that number of £1 Ordinary Shares which would otherwise constitute such fraction shall be cancelled pursuant to section 121(2)(e) of the Companies Act 1985;

2 **THAT**, subject to and conditional on Resolution 1 being approved, the authorised ordinary share capital of the Company be and is hereby increased from £17,500,000 to £310,000,000 by the creation of an additional 292,500,000 £1 Ordinary Shares.

3 **THAT**, subject to and conditional upon Resolutions 1 and 2 being approved, and the Underwriting Agreement having become unconditional in all respects save for any condition relating to Admission having occurred (as such terms are defined in the prospectus of the Company dated 11 January 2008, a copy of which has been produced to the meeting and initialled by the chairman of the meeting for the purpose of identification only (the "**Prospectus**")):

(a) for the purposes of section 80 of the Companies Act 1985 (the "**Act**"), in substitution for all existing authorities conferred pursuant to that section to the extent unused, the directors of the Company be and are hereby unconditionally and generally authorised to exercise all powers of the Company to allot relevant securities (as defined in section 80(2) of the Act) of the Company up to an aggregate nominal amount of £293,663,469 in connection with the Rights Issue (as defined in the Prospectus);

(b) for a period expiring, (unless previously renewed, varied or revoked by the Company in general meeting), on the earlier of fifteen months from the date this resolution is passed and the conclusion of the annual general meeting of the Company in 2009;

(c) save that, before such authority expires, the Company may make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the directors may allot relevant securities under such an offer or agreement as if the authority conferred hereby had not expired.

CE080230060

LFM
WWW.LASERFORM.CO.UK

88(2)

(Revised 2005)
Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP025

Company Number: 2336032

Company name in full: The Paragon Group of Companies PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	28	01	2008			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	8		
Nominal value of each share	10 pence		
Amount (if any) paid or due on each share (including any share premium)	10 pence		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
for companies registered in Scotland — or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): Computershare Investor Services PLC	Class of shares allotted	Number allotted
Address: The Pavilions, Bridgwater Road, Bristol	Ordinary	8
UK Postcode: BS13 8AE		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK Postcode:		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK Postcode:		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK Postcode:		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK Postcode:		

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed ______________________ Date 28 January 2008

**XXXXXXX secretary XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Slaughter and May, One Bunhill Row, London EC1Y 8YY
Ref: PMO/GXP/RWD

Tel 020 7600 1200

DX number 11 DX exchange City

END